As filed with the U.S. Securities and Exchange Commission on September 16, 2026

Securities Act Registration No. 333-221072

Investment Company Act Registration No. 811-23306

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒

☐	Pre-Effective Amendment No. __
☒	Post-Effective Amendment No. 178

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒
☒	Amendment No. 181

(Check appropriate box or boxes.)

Collaborative Investment Series Trust

(Exact Name of Registrant as Specified in Charter)

500 Damonte Ranch Parkway

Building 700, Unit 700

Reno, NV 89521

(Address of Principal Executive Offices)(Zip Code)

Registrant’s Telephone Number, including Area Code: (440) 922-0066

Northwest Registered Agent Service, Inc.

8 The Green, Suite B

Dover, Delaware 19901

(Name and Address of Agent for Service)

With copy to:

Andrew J. Davalla, Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

Approximate date of proposed public offering:

It is proposed that this filing will become effective:

☒ Immediately upon filing pursuant to paragraph (b)

☐ On (date) pursuant to paragraph (b)

☐ 60 days after filing pursuant to paragraph (a)(1)

☐ On (date) pursuant to paragraph (a)(1)

☐ 75 days after filing pursuant to paragraph (a)(2)

☐ On (date) pursuant to paragraph (a)(2) of Rule 485.

If appropriate, check the following box:

☐ This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

This Post-Effective Amendment No. 178 and Amendment No. 181 (the “Amendment”) to the Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and Investment Company Act of 1940, as amended, (File Nos. 333-221072 and 811-23306) of Collaborative Investment Series Trust (the “Registration Statement”) is being filed solely for the purpose of updating the exhibit list and adding additional exhibits to the Registration Statement.

This Amendment consists of the facing page, this explanatory note and Part C to the Registration Statement.

This Amendment does not modify any other part of the Registration Statement.

2

PART C
OTHER INFORMATION

Item 28.	Financial Statements and Exhibits.

(a)           Articles of Incorporation.

(i)            Registrant's Agreement and Declaration of Trust was filed on October 23, 2017 as an exhibit to the Registrant’s registration statement and are incorporated herein by reference.

(b)           By-Laws. Registrant's By-Laws was filed on October 23, 2017 as an exhibit to the Registrant’s registration statement and are incorporated by reference.

(i)            Amended and Restated By-Laws was filed on July 24, 2025 as an exhibit to Post-Effective Amendment No. 160 to the Registrant’s registration statement and is incorporated by reference.

(c)           Instruments Defining Rights of Security Holder.  None other than in the Declaration of Trust and By-Laws of the Registrant.

(d)           Investment Advisory Contracts.

(i)            Management Agreement between the Registrant and Rareview Capital LLC was filed on October 16, 2020 as an exhibit to Post-Effective Amendment No. 66 to the Registrant’s registration statement and is incorporated by reference.

(ii)           Management Agreement between the Registrant and Tuttle Tactical Management, LLC was filed on December 11, 2020 as an exhibit to Post-Effective Amendment No. 70 to the Registrant’s registration statement and is incorporated by reference.

(iii)          Management Agreement between the Goose Hollow Capital Management LLC and the Registrant on behalf of Goose Hollow Tactical Allocation ETF was filed on October 1, 2021 as an exhibit to Post-Effective Amendment No. 113 to the Registrant’s registration statement and is incorporated by reference.

(iv)          Management Agreement between the Registrant and Retireful, LLC was filed on October 1, 2021 as an exhibit to Post-Effective Amendment No. 113 to the Registrant’s registration statement and is incorporated by reference.

(v)           Sub-Advisory Agreement between Rareview Capital LLC and GST Management, LLC was filed on July 24, 2025 as an exhibit to Post-Effective Amendment No. 160 to the Registrant’s registration statement and is incorporated by reference.

(vi)          (vi) Management Agreement between the Registrant, with respect to the Mohr Sector Nav ETF, and Retireful, LLC was filed on December 30, 2022 as an exhibit to the Post-Effective Amendment No. 137 to the Registrant’s registration statement and is incorporated by reference.

(vii)         Management Agreement between the Registrant, on behalf of the Rareview Systematic Equity ETF, was filed on January 31, 2023, as an exhibit to Post-Effective Amendment No. 138 to the Registrant’s registration statement and is incorporated by reference.

(viii)        Management Agreement between Retireful, LLC and the Registrant on behalf of Mohr Company NAV ETF was filed on December 4, 2023 as an exhibit to Post-Effective Amendment No. 145 to the Registrant’s registration statement and is incorporated by reference.

(ix)          Management Agreement between Collaborative Fund Advisors, LLC and the Registrant on behalf of Anydrus Advantage ETF was filed on April 17, 2024 as an exhibit to Post-Effective Amendment No. 149 to the Registrant’s registration statement and is incorporated by reference.

(x)           Sub-Advisory Agreement between Collaborative Fund Advisors, LLC and Retireful, LLC was filed on April 17, 2024 as an exhibit to Post-Effective Amendment No. 149 to the Registrant’s registration statement and is incorporated by reference.

(xi)          Management Agreement between Rareview Capital LLC and the Registrant, on behalf of Rareview Total Return Bond Fund, was filed on May 28, 2024 as an exhibit to Post-Effective No. 152 to the Registrant’s registration statement and is incorporated by reference.

(xii)         Management Agreement between Rareview Capital LLC and the Registrant, on behalf of Rareview 2X Bull Cryptocurrency & Precious Metals ETF, was filed on February 5, 2025 as an exhibit to Post-Effective No. 156 to the Registrant’s registration statement and is incorporated by reference.

(xiii)        Sub-Advisory Agreement between Rareview Capital LLC and Tuttle Capital Management, LLC, on behalf of Rareview 2X Bull Cryptocurrency & Precious Metals ETF, was filed on February 5, 2025 as an exhibit to Post-Effective No. 156 to the Registrant’s registration statement and is incorporated by reference.

(xiv)        Management Agreement between Collaborative Fund Advisors, LLC and the Registrant, on behalf of Nelson Select ETF, was filed on August 19, 2025 as an exhibit to Post-Effective No. 163 to the Registrant’s registration statement and is incorporated by reference.

(xv)         Sub-Advisory Agreement between Collaborative Fund Advisors, LLC and Retireful, LLC, on behalf of Nelson Select ETF, was filed on August 19, 2025 as an exhibit to Post-Effective No. 163 to the Registrant’s registration statement and is incorporated by reference.

(xvi)        Management Agreement between Collaborative Fund Advisors, LLC and the Registrant, on behalf of PL Growth and Income ETF, was filed on October 22, 2025 as an exhibit to Post-Effective No. 165 to the Registrant’s registration statement and is incorporated by reference.

(xvii)       Sub-Advisory Agreement between Collaborative Fund Advisors, LLC and Retireful, LLC, on behalf of PL Growth and Income ETF, was filed on October 22, 2025 as an exhibit to Post-Effective No. 165 to the Registrant’s registration statement and is incorporated by reference.

(xviii)      Management Agreement between Rareview Capital LLC and the Registrant, on behalf of Rareview Government Money Market ETF, was filed on November 24, 2025 as an exhibit to Post-Effective No. 166 to the Registrant’s registration statement and is incorporated by reference.

(xix)        Management Agreement between Rareview Capital LLC and the Registrant, on behalf of Rareview Bloomberg Commodity Index ETF and Rareview Humanoid Robotics ETF, was filed on August 28, 2026 as an exhibit to Post-Effective No. 175 to the Registrant’s registration statement and is incorporated by reference.

(xx)         Management Agreement between Rareview Capital LLC and the Registrant, on behalf of Rareview Multi-Asset ETF, is filed herewith.

(e)           Underwriting Contracts.

(i)            ETF Distribution Agreement between Foreside Fund Services, LLC and the Registrant was filed on June 6, 2019 as an exhibit to Post-Effective Amendment No. 26 to the Registrant’s registration statement and is incorporated by reference.

(i)            (a)           Amendment to the ETF Distribution Agreement between Foreside Fund Services, LLC and the Registrant was filed on February 5, 2025 as an exhibit to Post-Effective No. 156 to the Registrant’s registration statement and is incorporated by reference.

(i)            (b)           Amendment to the ETF Distribution Agreement between Foreside Fund Services, LLC and the Registrant, was filed on November 24, 2025 as an exhibit to Post-Effective No. 166 to the Registrant’s registration statement and is incorporated by reference.

(i)            (c)           Amendment to the ETF Distribution Agreement between Foreside Fund Services, LLC and the Registrant, was filed on August 28, 2026 as an exhibit to Post-Effective No. 175 to the Registrant’s registration statement and is incorporated by reference.

(ii)           Underwriting Agreement between Paralel Distributors LLC and the Registrant was filed on April 17, 2024 as an exhibit to Post-Effective Amendment No. 149 to the Registrant’s registration statement and is incorporated by reference.

(ii)           (a)          Amendment to Underwriting Agreement between Paralel Distributors LLC and the Registrant was filed on October 22, 2025 as an exhibit to Post-Effective No. 165 to the Registrant’s registration statement and is incorporated by reference.

(f)            Bonus or Profit-Sharing Contracts. None.

(g)           Custodial Agreement.

(i)            Global Custodial and Agency Agreement between the Registrant and Citibank, N.A. was filed on June 6, 2019 as an exhibit to Post-Effective Amendment No. 26 to the Registrant’s registration statement and is incorporated by reference.

(i)            (a)           Amendment to the Custodian Global Custodial and Agency Services Agreement between the Registrant and Citibank N.A. was filed on October 22, 2025 as an exhibit to Post-Effective No. 165 to the Registrant’s registration statement and is incorporated by reference.

(ii)           ETF Custody Agreement between the Registrant and U.S. Bank National Association was filed on February 5, 2025 as an exhibit to Post-Effective No. 156 to the Registrant’s registration statement and is incorporated by reference.

(ii)           (a)           Amendment to Custody Agreement between the Registrant and U.S. Bank National Association, was filed on November 24, 2025 as an exhibit to Post-Effective No. 166 to the Registrant’s registration statement and is incorporated by reference.

(ii)           (b)           Amendment to Custody Agreement between the Registrant and U.S. Bank National Association, was filed on August 28, 2026 as an exhibit to Post-Effective No. 175 to the Registrant’s registration statement and is incorporated by reference. .

(h)           Other Material Contracts.

(i)            Amended and Restated Transfer Agent Agreement between the Registrant and Mutual Shareholder Services, LLC was filed on May 22, 2019 as am exhibit to Post-Effective Amendment No. 24 to the Registrant’s registration statement and is incorporated by reference.

(ii)           Services Agreement between the Registrant and Citi Fund Services Ohio, Inc. and Citibank, N.A. was filed on June 6, 2019 as an exhibit to Post-Effective Amendment No. 26 to the Registrant’s registration statement and is incorporated by reference.

(ii)           (a)          Amendment to the Services Agreement between the Registrant and Citibank N.A. was filed on October 22, 2025 as an exhibit to Post-Effective Amendment No. 165 to the Registrant’s registration statement and is incorporated by reference.

(iii)          Operating Expenses Limitation Agreement between the Registrant and Rareview Capital LLC, on behalf of Rareview Dynamic Fixed Income ETF and Rareview Tax Advantaged Income ETF, was filed on January 26, 2026 as an exhibit to Post-Effective Amendment No. 167 to the Registrant’s registration statement and is incorporated by reference.

(iv)          Amended and Restated Administration Agreement between Collaborative Fund Services, LLC and the Registrant was filed as an exhibit to Post-Effective Amendment No. 113 to the Registrant’s registration statement and is incorporated by reference.

(v)           Operating Expenses Limitation Agreement between the Registrant and Rareview Capital LLC, on behalf of the Rareview Systematic Equity ETF, was filed on January 26, 2026 as an exhibit to Post-Effective Amendment No. 167 to the Registrant’s registration statement and is incorporated by reference.

(vi)          Operating Expenses Limitation Agreement between the Registrant, on behalf of Anydrus Advantage ETF, and Collaborative Fund Advisors, LLC was filed on July 27, 2026 as an exhibit to Post Effective Amendment No. 171 to the Registrant's registration statements and is incorporated by reference..

(vii)         Operating Expenses Limitation Agreement between the Registrant and Goose Hollow Capital Management LLC, on behalf of Goose Hollow Tactical Allocation ETF, was filed on January 26, 2026 as an exhibit to Post-Effective Amendment No. 167 to the Registrant’s registration statement and is incorporated by reference.

(viii)        Operating Expenses Limitation Agreement between the Registrant and Rareview Capital LLC, on behalf of Rareview Total Return Bond ETF, was filed on January 26, 2026 as an exhibit to Post-Effective Amendment No. 167 to the Registrant’s registration statement and is incorporated by reference.

(ix)          Operating Expenses Limitation Agreement between the Registrant and Rareview Capital LLC, on behalf of Rareview 2X Bull Cryptocurrency & Precious Metals ETF, was filed on February 5, 2025 as an exhibit to Post-Effective No. 156 to the Registrant’s registration statement and is incorporated by reference.

(x)           Transfer Agent Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC d/b/a U.S. Bank Global Fund Services was filed on February 5, 2025 as an exhibit to Post-Effective No. 156 to the Registrant’s registration statement and is incorporated by reference.

(x)           (a)           Amendment to Transfer Agent Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC d/b/a U.S. Bank Global Fund Services, was filed on November 24, 2025 as an exhibit to Post-Effective No. 166 to the Registrant’s registration statement and is incorporated by reference.

(x)           (b)           Amendment to Transfer Agent Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC d/b/a U.S. Bank Global Fund Services, was filed on August 28, 2026 as an exhibit to Post-Effective No. 175 to the Registrant’s registration statement and is incorporated by reference.

(xi)          Fund Sub-Administration Agreement between the Registrant and U.S. Bancorp Fund Services, LLC d/b/a U.S. Bank Global Fund Services was filed on February 5, 2025 as an exhibit to Post-Effective No. 156 to the Registrant’s registration statement and is incorporated by reference.

(xi)          (a)          Amendment to Fund Sub-Administration Agreement between the Registrant and U.S. Bancorp Fund Services, LLC d/b/a U.S. Bank Global Fund Services, was filed on November 24, 2025 as an exhibit to Post-Effective No. 166 to the Registrant’s registration statement and is incorporated by reference.

(xi)           (b)          Amendment to Fund Sub-Administration Agreement between the Registrant and U.S. Bancorp Fund Services, LLC d/b/a U.S. Bank Global Fund Services, was filed on August 28, 2026 as an exhibit to Post-Effective No. 175 to the Registrant’s registration statement and is incorporated by reference.

(xii)         ETF Fund Accounting Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC d/b/a U.S. Bank Global Fund Services was filed on February 5, 2025 as an exhibit to Post-Effective No. 156 to the Registrant’s registration statement and is incorporated by reference.

(xii)        (a)          Amendment to ETF Fund Accounting Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC d/b/a U.S. Bank Global Fund Services, was filed on November 24, 2025 as an exhibit to Post-Effective No. 166 to the Registrant’s registration statement and is incorporated by reference.

(xii)         (b)         Amendment to ETF Fund Accounting Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC d/b/a U.S. Bank Global Fund Services was filed on August 28, 2026 as an exhibit to Post-Effective No. 175 to the Registrant’s registration statement and is incorporated by reference.

(xiii)        Operating Expenses Limitation Agreement between the Registrant and Collaborative Fund Advisors, LLC, on behalf of Nelson Select ETF, was filed on August 19, 2025 as an exhibit to Post-Effective No. 163 to the Registrant’s registration statement and is incorporated by reference.

(xiv)        Operating Expenses Limitation Agreement between the Registrant and Collaborative Fund Advisors, LLC, on behalf of PL Growth and Income ETF, was filed on October 22, 2025 as an exhibit to Post-Effective No. 165 to the Registrant’s registration statement and is incorporated by reference.

(xv)         Operating Expenses Limitation Agreement between the Registrant and Collaborative Fund Advisors, LLC, on behalf of Rareview Government Money Market ETF, was filed on November 24, 2025 as an exhibit to Post-Effective No. 166 to the Registrant’s registration statement and is incorporated by reference.

(xvi)        Operating Expenses Limitation Agreement between the Registrant and Tuttle Capital Management, LLC, on behalf of The SPAC and New Issue ETF, was filed on January 26, 2026 as an exhibit to Post-Effective Amendment No. 167 to the Registrant’s registration statement and is incorporated by reference.

(xvii)       Fund of Funds Investment Agreement, on behalf of Goose Hollow Tactical Allocation ETF, was filed on January 26, 2026 as an exhibit to Post-Effective Amendment No. 167 to the Registrant’s registration statement and is incorporated by reference.

(xviii)      Operating Expenses Limitation Agreement between the Registrant and Rareview Capital LLC, on behalf of Rareview Bloomberg Commodity Index ETF and Rareview Humanoid Robotics ETF, was filed on August 28, 2026 as an exhibit to Post-Effective No. 175 to the Registrant’s registration statement and is incorporated by reference.

(xix)        Form of Management Agreement with between Rareview Capital LLC and a wholly-owned and controlled Cayman Islands subsidiary, on behalf of Rareview Bloomberg Commodity Index ETF and Rareview Multi-Asset ETF, was filed on August 28, 2026 as an exhibit to Post-Effective No. 175 to the Registrant’s registration statement and is incorporated by reference.

(xx)         Operating Expenses Limitation Agreement between the Registrant and Rareview Capital LLC, on behalf of Rareview Multi-Asset ETF, is filed herewith.

(i)            Legal Opinion and Consent.

(i)           Legal opinion and consent of Thompson Hine LLP was filed on August 28, 2026 as an exhibit to Post-Effective No. 177 to the Registrant’s registration statement and is incorporated by reference.

(j)            Other Opinion.

(i)            None.

(k)           Omitted Financial Statements. None.

(l)            Initial Capital Agreements. None.

(m)          Rule 12b-1 Plan.

(i)            Rule 12b-1 Distribution and Service Plan was filed on August 28, 2026 as an exhibit to Post-Effective No. 175 to the Registrant’s registration statement and is incorporated by reference.

(n)           Rule 18f-3 Plan.

(i)            Amended and Restated 18f-3 Plan was filed on February 26, 2020 as an exhibit to Post-Effective Amendment No. 46 to the Registrant’s registration statement and is incorporated by reference.

(o)           Reserved.

(p)           Code of Ethics.

(i)            Amended and Restated Code of Ethics for Registrant was filed on January 26, 2026 as an exhibit to Post-Effective Amendment No. 167 to the Registrant’s registration statement and is incorporated by reference.

(ii)          Code of Ethics for Tuttle Capital Management, LLC was filed on October 22, 2025 as an exhibit to Post-Effective No. 165 to the Registrant’s registration statement and is incorporated by reference.

(iii)          Code of Ethics for Rareview Capital LLC was filed on October 22, 2025 as an exhibit to Post-Effective No. 165 to the Registrant’s registration statement and is incorporated by reference.

(iv)         Code of Ethics for Retireful, LLC was filed on October 4, 2021 as an exhibit to Post-Effective Amendment No. 113 to the Registrant’s registration statement and is incorporated by reference.

(v)          Code of Ethics for Goose Hollow Capital Management LLC was filed as an exhibit to Post-Effective Amendment No. 113 to the Registrant’s registration statement and is incorporated by reference.

(vi)         Code of Ethics for GST Management, LLC was filed on January 28, 2022 as an exhibit to Post-Effective Amendment No. 132 to the Registrant’s registration statement and is incorporated by reference.

(vii)        Code of Ethics for Collaborative Fund Advisors, LLC was filed on October 22, 2025 as an exhibit to Post-Effective No. 165 to the Registrant’s registration statement and is incorporated by reference.

(q)           Powers of Attorney.

(i)            Power of Attorney for Registrant, and a certificate with respect thereto, and each trustee and executive officer, were filed as exhibits to the Registrant’s registration statement on January 16, 2018 and are incorporated herein by reference.

(ii)           Power of Attorney for Shawn Orser was filed on May 22, 2025 as an exhibit to Post-Effective Amendment No.157 and is incorporated by reference.

(iii)          Power of Attorney for Ronald Young Jr. was filed on May 22, 2025 as an exhibit to Post-Effective Amendment No.157 and is incorporated by reference.

(iv)          Power of Attorney for William McCormick was filed on October 1, 2021 as an exhibit to Post-Effective Amendment No. 113 to the Registrant’s registration statement and is incorporated by reference.

(v)           Power of Attorney for Dean Drulias was filed on May 22, 2025 as an exhibit to Post-Effective Amendment No.157 and is incorporated by reference.

(vi)          Power of Attorney for Fredrick Stoleru was filed on May 22, 2025 as an exhibit to Post-Effective Amendment No. 157 and is incorporated by reference.

(vii)         Power of Attorney for Gregory Skidmore was filed on February 5, 2025 as an exhibit to Post-Effective No. 156 to the Registrant’s registration statement and is incorporated by reference.

Item 29.	Control Persons. None.

Item 30.	Indemnification.

Reference is made to Article VIII of the Registrant's Agreement and Declaration of Trust which is included. The application of these provisions is limited by the following undertaking set forth in the rules promulgated by the Securities and Exchange Commission:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a trustee, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue. The Registrant may maintain a standard mutual fund and investment advisory professional and directors and officers liability policy. The policy, if maintained, would provide coverage to the Registrant, its Trustees and officers, and could cover its advisers, among others. Coverage under the policy would include losses by reason of any act, error, omission, misstatement, misleading statement, neglect or breach of duty.

The Underwriting Agreement provides that the Registrant agrees to indemnify and hold harmless Foreside Financial Services, LLC (the “Distributor”), its affiliates and each of their respective directors, officers and employees and agents and any person who controls the Distributor within the meaning of Section 15 of the Securities Act of 1933 against any loss, liability, claim, damages or expense (including the reasonable cost of investigating or defending any alleged loss, liability, claim, damages or expense and reasonable counsel fees incurred in connection therewith) that the Distributor may incur arising out of or based upon: (i) Distributor serving as distributor for the Trust in compliance with this Agreement and applicable law; (ii) the allegation of any wrongful act of the Trust or any of its directors, officers, employees or affiliates in connection with its duties and responsibilities in this Agreement; (iii) any claim that the Registration Statement, Prospectus, Statement of Additional Information, product description, shareholder reports, Marketing Materials and advertisements specifically approved by the Registrant and the Adviser/Sub-Adviser or other information filed or made public by the Registrant (as from time to time amended) included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein (and in the case of the Prospectus, Statement of Additional Information and product description, in light of the circumstances under which they were made) not misleading under the Securities Act, or any other statute or the common law; (iv) the breach by the Registrant of any obligation, representation or warranty contained in this Agreement; or (v) the Registrant’s failure to comply in any material respect with applicable securities laws.

The Registrant agrees to indemnify and hold harmless Paralel Distributors LLC (the “Distributor”), its affiliates and each of their respective directors, officers and employees and agents and any person who controls the Distributor within the meaning of Section 15 of the 1933 Act (any of the Distributor, its officers, employees, agents and directors or such control persons, for purposes of this paragraph, a “Distributor Indemnitee”) against any loss, liability, claim, damages or expense (including the reasonable cost of investigating or defending any alleged loss, liability, claim, damages or expense and reasonable counsel fees incurred in connection therewith) (“Losses”) that a Distributor Indemnitee may incur arising out of or based upon: (i) Distributor serving as distributor for the Trust pursuant to this Agreement; (ii) the allegation of any wrongful act of the Trust or any of its directors, officers, employees or affiliates in connection with its duties and responsibilities in this Agreement; (iii) any claim that the Registration Statement, Prospectus, Statement of Additional Information, product description, shareholder reports, Marketing Materials and advertisements specifically approved by the Trust and/or Investment Adviser or other information filed or made public by the Trust (as from time to time amended) included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein (and in the case of the Prospectus, Statement of Additional Information and product description, in light of the circumstances under which they were made) not misleading under the 1933 Act, or any other statute or the common law; (iv) the breach by the Trust of any obligation, representation or warranty contained in this Agreement; or (v) the Trust’s failure to comply in any material respect with applicable securities laws.

Item 31.	Activities of Investment Adviser.

A description of any other business, profession, vocation, or employment of a substantial nature in which any of the Funds’ advisers and sub-advisers of the Registrant, and each member, director, executive officer, or partner of the advisers and sub-advisers, are or have been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of member, trustee, officer, employee, partner or director, is set forth in the respective prospectus.

Information as to the members and officers of each adviser and sub-adviser are included in their respective Form ADVs as filed with the SEC and are incorporated herein by reference.

Tuttle Capital Management, LLC. is the adviser to The SPAC and New Issue ETF.

Rareview Capital LLC is adviser to the Rareview Dynamic Fixed Income ETF, Rareview Tax Advantaged Income ETF, Rareview Systematic Equity ETF, Rareview Total Return Bond ETF, Rareview 2X Bull Cyrptocurrency & Precious Metals ETF, Rareview Government Money Market ETF, Rareview Bloomberg Commodity Index ETF, Rareview Humanoid Robotics ETF and Rareview Multi-Asset ETF (file no. 801-108100).

Retireful, LLC, is the adviser to the Adaptive Core ETF, Mohr Sector NAV ETF, Mindful Conservative ETF and Mohr Company NAV ETF (file no. 801-122216).

Goose Hollow Capital Management LLC is the adviser to the Goose Hollow Tactical Allocation ETF (file no. 801-122485),

GST Management, LLC is the sub-adviser to the Rareview Systematic Equity ETF (file no. 801-122854).

Collaborative Fund Advisors, LLC is the adviser to the Anydrus Advantage ETF, Nelson Select ETF and PL Growth and Income ETF (file no. 811-23306).

Item 32.	Principal Underwriter.

Paralel Distributors LLC (“Paralel”) serves as the principal underwriter for Collabo-rative Investment Series Trust (7 series); Reaves Utility Income Fund (ATM Offer-ing), Cullen Funds (6 series), Elevation Series Trust (38 series); Coller Secondar-ies Private Equity Opportunities Fund, Coller Private Credit Secondaries Fund; HarbourVest Private Investments Fund; XAI CLO & Income Fund, XAI Floating Rate & Alternative Income Trust (ATM Offering), Shelton Funds (1 series), PFS Funds (5 series), Azzad Funds Trust (2 series), Pre-IPO and Growth Fund, Corgi ETF Trust I (197 series), and Spend Life Wisely Funds Investment Trust (2 series), Spinnaker ETF Series (19 series), GreenFi Funds Trust (1 series), Amana Mutual Funds Trust (3 series), and Starboard Investment Trust (7 series).Foreside Fund Services, LLC (the “Distributor”) serves as principal underwriter for the following investment companies registered under the Investment Company Act of 1940, as amended:

1.	AB Active ETFs, Inc.
2.	ABS Long/Short Strategies Fund
3.	ActivePassive Core Bond ETF, Series of Trust for Professional Managers
4.	ActivePassive Intermediate Municipal Bond ETF, Series of Trust for Professional Managers
5.	ActivePassive International Equity ETF, Series of Trust for Professional Managers
6.	ActivePassive U.S. Equity ETF, Series of Trust for Professional Managers
7.	AdvisorShares Trust
8.	AFA Private Credit Fund
9.	AGF Investments Trust
10.	AIM ETF Products Trust
11.	Alexis Practical Tactical ETF, Series of Listed Funds Trust
12.	AlphaCentric Prime Meridian Income Fund
13.	Alternative Strategies Income Fund
14.	American Century ETF Trust
15.	AMG ETF Trust
16.	Amplify ETF Trust
17.	Applied Finance Dividend Fund, Series of World Funds Trust
18.	Applied Finance Explorer Fund, Series of World Funds Trust
19.	Applied Finance Select Fund, Series of World Funds Trust
20.	Ardian Access LLC
21.	ARK ETF Trust
22.	ARK Venture Fund
23.	Bitwise Funds Trust
24.	BondBloxx ETF Trust
25.	Bramshill Multi-Strategy Income Fund, Series of Investment Managers Series Trust

26.	Bridgeway Funds, Inc.
27.	Brinker Capital Destinations Trust
28.	Brookfield Real Assets Income Fund Inc.
29.	Build Funds Trust
30.	Calamos Convertible and High Income Fund
31.	Calamos Convertible Opportunities and Income Fund
32.	Calamos Dynamic Convertible and Income Fund
33.	Calamos Global Dynamic Income Fund
34.	Calamos Global Total Return Fund
35.	Calamos Strategic Total Return Fund
36.	Carlyle Tactical Private Credit Fund
37.	Cascade Private Capital Fund
38.	Catalyst/Perini Strategic Income Fund
39.	CBRE Global Real Estate Income Fund
40.	Cliffwater Corporate Lending Fund
41.	Cliffwater Enhanced Lending Fund
42.	Coatue Innovative Strategies Fund
43.	Cohen & Steers ETF Trust
44.	Convergence Long/Short Equity ETF, Series of Trust for Professional Managers
45.	Curasset Capital Management Core Bond Fund, Series of World Funds Trust
46.	Curasset Capital Management Limited Term Income Fund, Series of World Funds Trust
47.	CYBER HORNET S&P 500®, Series of CYBER HORNET Trust
48.	CYBER HORNET S&P 500® and Bitcoin 75/25 Strategy ETF, Series of CYBER HORNET Trust
49.	CYBER HORNET S&P 500® and Ethereum 75/25 Strategy ETF, Series of CYBER HORNET Trust
50.	CYBER HORNET S&P 500® and Solana 75/25 Strategy ETF, Series of CYBER HORNET Trust
51.	CYBER HORNET S&P 500® and XRP 75/25 Strategy ETF, Series of CYBER HORNET Trust
52.	Davis Fundamental ETF Trust
53.	Defiance Autism Impact ETF, Series of ETF Series Solutions
54.	Defiance BMNR Option Income ETF, Series of ETF Series Solutions
55.	Defiance China Robotics ETF, Series of ETF Series Solutions
56.	Defiance Connective Technologies ETF, Series of ETF Series Solutions
57.	Defiance Drone and Modern Warfare ETF, Series of ETF Series Solutions
58.	Defiance Inference AI Chip ETF, Series of ETF Series Solutions
59.	Defiance Quantum ETF, Series of ETF Series Solutions
60.	Defiance Retail Kings ETF, Series of ETF Series Solutions
61.	Defiance US 100 Tech AI Moat ETF, Series of ETF Series Solutions
62.	Defiance US 100 Tech Ex Software ETF, Series of ETF Series Solutions
63.	Denali Structured Return Strategy Fund
64.	Dodge & Cox Funds
65.	DoubleLine ETF Trust
66.	DoubleLine Income Solutions Fund
67.	DoubleLine Opportunistic Credit Fund
68.	DoubleLine Yield Opportunities Fund
69.	DriveWealth ETF Trust
70.	EIP Investment Trust
71.	Ellington Income Opportunities Fund
72.	ETF Opportunities Trust
73.	Exchange Listed Funds Trust
74.	Exchange Place Advisors Trust
75.	FIS Trust
76.	FlexShares Trust
77.	Fortuna Hedged Bitcoin ETF, Series of Listed Funds Trust
78.	Forum Funds
79.	Forum Funds II
80.	Forum Real Estate Income Fund

81.	GMO ETF Trust
82.	GoldenTree Opportunistic Credit Fund
83.	Grayscale Funds Trust
84.	Guinness Atkinson Funds
85.	Harbor ETF Trust
86.	Harris Oakmark ETF Trust
87.	Hawaiian Tax-Free Trust
88.	Horizon Kinetics Blockchain Development ETF, Series of Listed Funds Trust
89.	Horizon Kinetics Energy and Remediation ETF, Series of Listed Funds Trust
90.	Horizon Kinetics Inflation Beneficiaries ETF, Series of Listed Funds Trust
91.	Horizon Kinetics Japan Owner Operator ETF, Series of Listed Funds Trust
92.	Horizon Kinetics Medical ETF, Series of Listed Funds Trust
93.	Horizon Kinetics SPAC Active ETF, Series of Listed Funds Trust
94.	Horizon Kinetics Texas ETF, Series of Listed Funds Trust
95.	Innovator ETFs Trust
96.	Ironwood Institutional Multi-Strategy Fund LLC
97.	Ironwood Multi-Strategy Fund LLC
98.	Jensen Quality Growth ETF, Series of Trust for Professional Managers
99.	John Hancock Exchange-Traded Fund Trust
100.	Kurv ETF Trust
101.	Lazard Active ETF Trust
102.	LDR High Income Realty Fund, Series of World Funds Trust
103.	Lone Peak Value Fund, Series of World Funds Trust
104.	Mairs & Power Balanced Fund, Series of Trust for Professional Managers
105.	Mairs & Power Fund, Series of Trust for Professional Managers
106.	Mairs & Power Minnesota Municipal Bond ETF, Series of Trust for Professional Managers
107.	Mairs & Power Small Cap Fund, Series of Trust for Professional Managers
108.	Manor Investment Funds
109.	Milliman Funds Trust
110.	MoA Funds Corporation
111.	Moerus Worldwide Fund, Series of Northern Lights Fund Trust IV
112.	Morgan Stanley ETF Trust
113.	Morgan Stanley Pathway Large Cap Equity ETF, Series of Morgan Stanley Pathway Funds
114.	Morgan Stanley Pathway Small-Mid Cap Equity ETF, Series of Morgan Stanley Pathway Funds
115.	Morningstar Funds Trust
116.	NEOS ETF Trust
117.	Niagara Income Opportunities Fund
118.	NXG Cushing® Midstream Energy Fund
119.	NXG NextGen Infrastructure Income Fund
120.	OTG Latin American Fund, Series of World Funds Trust
121.	Overlay Shares Core Bond ETF, Series of Listed Funds Trust
122.	Overlay Shares Enhanced Equity Fund, Series of Listed Funds Trust
123.	Overlay Shares Foreign Equity ETF, Series of Listed Funds Trust
124.	Overlay Shares Hedged Equity Fund, Series of Listed Funds Trust
125.	Overlay Shares Hedged Large Cap Equity ETF, Series of Listed Funds Trust
126.	Overlay Shares Large Cap Equity ETF, Series of Listed Funds Trust
127.	Overlay Shares Municipal Bond ETF, Series of Listed Funds Trust
128.	Overlay Shares Short Term Bond ETF, Series of Listed Funds Trust
129.	Overlay Shares Small Cap Equity ETF, Series of Listed Funds Trust
130.	Palmer Square Funds Trust
131.	Palmer Square Opportunistic Income Fund
132.	Partners Group Private Income Opportunities, LLC
133.	Philotimo Focused Growth and Income Fund, Series of World Funds Trust
134.	Plan Investment Fund, Inc.
135.	Precidian ETFs Trust

136.	Rareview 2x Bull Cryptocurrency & Precious Metals ETF, Series of Collaborative Investment Series Trust
137.	Rareview Dynamic Fixed Income ETF, Series of Collaborative Investment Series Trust
138.	Rareview Systematic Equity ETF, Series of Collaborative Investment Series Trust
139.	Rareview Tax Advantaged Income ETF, Series of Collaborative Investment Series Trust
140.	Rareview Total Return Bond ETF, Series of Collaborative Investment Series Trust
141.	Renaissance Capital Greenwich Funds
142.	REX ETF Trust
143.	Reynolds Funds, Inc.
144.	RMB Investors Trust
145.	Robinson Opportunistic Income Fund, Series of Investment Managers Series Trust
146.	Robinson Tax Advantaged Income Fund, Series of Investment Managers Series Trust
147.	Roundhill Ball Metaverse ETF, Series of Listed Funds Trust
148.	Roundhill Cannabis ETF, Series of Listed Funds Trust
149.	Roundhill ETF Trust
150.	Roundhill Magnificent Seven ETF, Series of Listed Funds Trust
151.	Roundhill Sports Betting & iGaming ETF, Series of Listed Funds Trust
152.	Roundhill Video Games ETF, Series of Listed Funds Trust
153.	Rule One Fund, Series of World Funds Trust
154.	Russell Investments Exchange Traded Funds
155.	Securian AM Real Asset Income Fund, Series of Investment Managers Series Trust
156.	Six Circles Trust
157.	Sound Shore Fund, Inc.
158.	SP Funds Trust
159.	Sparrow Funds
160.	Spear Alpha ETF, Series of Listed Funds Trust
161.	STF Tactical Growth & Income ETF, Series of Listed Funds Trust
162.	STF Tactical Growth ETF, Series of Listed Funds Trust
163.	Strategic Trust
164.	Strategy Shares
165.	Swan Hedged Equity US Large Cap ETF, Series of Listed Funds Trust
166.	Tekla World Healthcare Fund
167.	Tema ETF Trust
168.	The 2023 ETF Series Trust
169.	The Community Development Fund
170.	The Cook & Bynum Fund, Series of World Funds Trust
171.	The Private Shares Fund
172.	The SPAC and New Issue ETF, Series of Collaborative Investment Series Trust
173.	Third Avenue Trust
174.	Third Avenue Variable Series Trust
175.	Tidal Trust I
176.	Tidal Trust II
177.	Tidal Trust III
178.	Tidal Trust IV
179.	TIFF Investment Program
180.	Timothy Plan Free Cash Flow ETF, Series of The Timothy Plan
181.	Timothy Plan Free Cash Flow Growth ETF, Series of The Timothy Plan
182.	Timothy Plan High Dividend Stock ETF, Series of The Timothy Plan
183.	Timothy Plan Fixed Income ETF, Series of The Timothy Plan
184.	Timothy Plan International ETF, Series of The Timothy Plan
185.	Timothy Plan US Large/Mid Cap Core ETF, Series of The Timothy Plan
186.	Timothy Plan US Small Cap Core ETF, Series of The Timothy Plan
187.	Total Fund Solution
188.	Touchstone ETF Trust
189.	Trailmark Series Trust
190.	T-Rex 2X Inverse Bitcoin Daily Target ETF, Series of World Funds Trust

191.	T-Rex 2X Long Bitcoin Daily Target ETF, Series of World Funds Trust
192.	T-Rex 2x Long Ether Daily Target ETF
193.	U.S. Global Investors Funds
194.	Union Street Partners Value Fund, Series of World Funds Trust
195.	Vest Bitcoin Strategy Managed Volatility Fund, Series of World Funds Trust
196.	Vest S&P 500® Dividend Aristocrats Target Income Fund, Series of World Funds Trust
197.	Vest US Large Cap 10% Buffer Strategies Fund, Series of World Funds Trust
198.	Vest US Large Cap 20% Buffer Strategies Fund, Series of World Funds Trust
199.	Virtus Stone Harbor Emerging Markets Income Fund
200.	Volatility Shares Trust
201.	WEBs ETF Trust
202.	Wedbush Series Trust
203.	Wellington Global Multi-Strategy Fund
204.	Wilshire Mutual Funds, Inc.
205.	Wilshire Variable Insurance Trust
206.	WisdomTree Trust
207.	WVB All Markets Fund
208.	WVB Blackstone All Privates Fund

(a)           The principal business address of Paralel is 1700 Broadway, Suite 2100, Denver, CO 80290. The following are the members and officers of Paralel:

Name	Address	Position with Underwriter	Position with Registrant
Brad Swenson	1700 Broadway, Suite 2100 Denver, CO 80290	President, Chief Compliance Officer	None
Jeremy May	1700 Broadway, Suite 2100 Denver, CO 80290	Chief Executive Officer	None
Christopher Moore	1700 Broadway, Suite 2100 Denver, CO 80290	General Counsel	None

The principal business address of Foreside is 190 Middle Street, Suite 301, Portland, ME 04101. The following are the officers and members of Foreside:

Name	Address	Position with Underwriter	Position with Registrant
Teresa Cowan	190 Middle Street, Suite 301 Portland, ME 04101	President/Manager	None
Chris Lanza	190 Middle Street, Suite 301 Portland, ME 04101	Vice President	None
Katie Macchia	190 Middle Street, Suite 301 Portland, ME 04101	Vice President	None
Alicia Strout	190 Middle Street, Suite 301 Portland, ME 04101	Vice President and Chief Compliance Officer	None
Gabriel E. Edelman	190 Middle Street, Suite 301 Portland, ME 04101	Secretary	None
Susan L. LaFond	190 Middle Street, Suite 301 Portland, ME 04101	Treasurer	None
Weston Sommers	190 Middle Street, Suite 301 Portland, ME 04101	Financial and Operations Principal and Chief Financial Officer	None

Item 33.	Location of Accounts and Records.

All accounts, books and documents required to be maintained by the Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 through 31a-3 thereunder are maintained at the office of the Registrant and the transfer agents.  The address of the transfer agents is 4400 Easton Commons, Suite 200, Columbus, OH 43219 and 615 East Michigan Street, Milwaukee, WI 53202. The address of the custodians is 388 Greenwich Street, New York, NY 10048 and 5065 Wooster Road, Cincinnati, OH 45226.

Item 34.	Management Services. Not applicable.

Item 35.	Undertakings. None.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement under Rule 485(b) under the Securities Act and it has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized in the City of Cleveland, State of Ohio, on the 16th day of September 2026.

Collaborative Investment Series Trust

By:	Gregory Skidmore*
President and Principal Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities indicated below on September 16, 2026.

Name and Signature	Title
Dean Drulias*	Trustee
Shawn Orser*	Trustee
Fredrick Stoleru*	Trustee
Ronald Young Jr.*	Trustee
Gregory Skidmore*	Trustee, President, Principal Executive Officer
William McCormick*	Treasurer and Principal Financial Officer

*By:	/s/ Andrew Davalla
Andrew Davalla
(Pursuant to Powers of Attorney)

Exhibit Index

Exhibit No.	Exhibit
(d)(xx)	Management Agreement between Rareview Capital LLC and the Registrant, on behalf of Rareview Multi-Asset ETF
(h)(xx)	Operating Expenses Limitation Agreement between the Registrant and Rareview Capital LLC, on behalf of Rareview Multi-Asset ETF